

December 14, 2016

Quint O. Turner
Chief Financial Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, DE 45177

> **Re:**   **Air Transport Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **Form 8-K/A**
> **Filed November 7, 2016**
> **File No. 000-50368**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

General

1. You provide disclosure about business in the Middle East in your Form 10-K. Syria and Sudan, located in the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, lessees, customers, affiliates, or other direct or indirect arrangements. For instance, you disclose that DHL Network Operations (USA), Inc. is your largest customer; during the fourth quarter of 2015, DHL transitioned two CAM Boeing aircraft to another airline in the Middle East; and in 2014, you discontinued ACMI services for DHL's Middle East operations. DHL's website provides information about services to, and offices in, Syria and Sudan. You should describe any services or

products you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan.

Form 8-K/A dated November 7, 2016
Exhibit 99.1

3. We note your disclosure regarding management's use of non-GAAP measures, which is required under Item 10(e)(1)(i)(D) of Regulation S-K only to the extent the information is material to investors. In your next earnings release, please provide a discussion of how each of your non-GAAP measures is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure